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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~34427~~

8-52149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS CHOICE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2909 ROUTE 100 N., SUITE 230
(No. and Street)

OREFIELD	PA	18069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. MANNION (610) 391-0589
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, MOREY & NEE, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20	BETHLEHEM	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. MANNION, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS' CHOICE SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lori A. Purcell, Notary Public
Upper Macungie Twp., Lehigh County
My Commission Expires Oct. 4, 2012
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page No.
Independent Auditor Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3 - 5



Wagner, Morey & Nee, LLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR REPORT

To the Members
Investors' Choice Securities, LLC:

We have audited the accompanying statement of financial condition of Investors' Choice Securities, LLC (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investors' Choice Securities, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Wagner, Morey & Nee, LLC

Wagner, Morey & Nee, LLC
Bethlehem, PA 18020
February 19, 2010

2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000 Fax: 610-882-2418 • wmncpa.com

INVESTORS' CHOICE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash and cash equivalents	$ 24,295	
Receivable from mutual funds	56	
Securities owned:		
Marketable, at market value	5,946	
Other assets	135	
TOTAL ASSETS		$ 30,432
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Commissions payable	$ 17,849	
TOTAL LIABILITIES		$ 17,849
MEMBERS' EQUITY		12,583
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 30,432

The accompanying notes are an integral part of this statement.

INVESTORS' CHOICE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Investors' Choice Securities, LLC, located in Orefield, Pennsylvania is a Limited Liability Company that was established on April 22, 1999. The company is registered as a limited broker dealer and is a member of the Financial Industry Regulatory Authority. Income is derived from commissions earned on transactions involving securities in client portfolio accounts.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

Non direct-response advertising costs, amounting to $ 180 for the year ended December 31, 2009, were expensed as incurred.

NOTE 2: SECURITIES OWNED

Securities owned consist of securities at market values, as follows:

	OWNED
Corporate Stock	$ 5,946

INVESTORS' CHOICE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 3: FAIR VALUE

FASB Statement No. 157 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Equities	$ 5,946	-	-	-	$ 5,946

NOTE 4: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes for the year ended December 31, 2009 was as follows:

Interest (net of capitalized)	$ 0
Income taxes	$ 0

INVESTORS' CHOICE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 5: EQUIPMENT

Depreciation of office equipment is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Office equipment	5-7

Office equipment at December 31, 2009

Cost	$ 1,812
Accumulated depreciation	(1,812)
	$ 0

NOTE 6: LEASE OBLIGATIONS

The Company leases its office space and use of furnishings and equipment from a related party. The lease term is 12 months commencing in January of each year, payable in monthly installments of $200. The total lease payment for the year ending December 31, 2009 were $2,400.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company is in an expense sharing agreement with Investors' Choice CPA Services., an affiliated company. The Company shares advertising and office expenses in connection with this arrangement. The balance is settled on a monthly basis.

NOTE 8: CREDIT AND MARKET RISK

At December 31, 2009 cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2009 the Company had net capital of $ 11,556 which was $ 6,556 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.